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                           [MERRILL LYNCH LETTERHEAD]

                                                                     May 3, 2004

Mr. Vincent J. Di Stefano
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Western Asset/Claymore U.S. Treasury Inflation
    Protected Securities Fund 2 (the "Fund")
    Form N-2 Registration Statement No. 333-113551
    Investment Company Act File No. 811-21477

Dear Mr. Di Stefano:

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement, Form N-2 as filed on May 3, 2004, and Preliminary Prospectus dated May 3, 2004, will be distributed electronically during the period May 3, 2004 through May 5, 2004, as follows: approximately 200 copies of the Preliminary Prospectus and a limited number of Registration Statements have been or will be sent to underwriters, dealers and institutions.

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of up to 3,440 auction market preferred shares of the Fund, Series M; 3,440 auction market preferred shares of the Fund, Series T; 3,440 auction market preferred shares of the Fund, Series W; 3,440 auction market preferred shares of the Fund, Series TH; and 3,440 auction market preferred shares of the Fund, Series F, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time on May 5, 2004, or as soon as possible thereafter.

                                        Very truly yours,

                                        MERRILL LYNCH & CO.
                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                     INCORPORATED

                                        /s/ Hugh Haynes
                                        ---------------------------------------
                                        Name: Hugh Haynes
                                        Title: Authorized Signatory